Exhibit 99.1

Actions Semiconductor Reports First Quarter 2015 Results

ZHUHAI, China, May 12, 2015 -- Actions Semiconductor Co., Ltd. (Nasdaq: ACTS) (“Actions Semiconductor” or “the Company”), one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics, today reported its financial results for the first quarter ended March 31, 2015.

First Quarter 2015 Results

All financial results are reported on a U.S. GAAP basis.

Revenue for the first quarter of 2015 was $10.5 million, as compared to revenue of $13.9 million for the fourth quarter of 2014, and $11.3 million for the first quarter of 2014.

Actions Semiconductor reported gross profit in the first quarter of $2.5 million, as compared with negative $2.7 million in the fourth quarter of 2014 and $2.6 million in the first quarter of 2014. Gross profit for the first quarter of 2015 benefited from sales of certain lower-margin, slower moving inventories which were written-down in the second half of 2014. Gross margin was 23.5% for the first quarter of 2015, compared to gross margin of negative 19.2% for the fourth quarter of 2014, and 23.1% for the first quarter of 2014. Gross margin continued to be impacted by fierce competition in the tablet market.

Operating expenses in the first quarter of 2015 were $9.5 million, as compared to $10.9 million in the fourth quarter of 2014 and $9.2 million in the first quarter of 2014. Research and development expenses were $6.8 million for the first quarter, as compared to $7.1 million in the fourth quarter of 2014 and $6.8 million in the first quarter of 2014. General and administrative expenses were $2.0 million in the first quarter, as compared to $2.7 million in the fourth quarter of 2014 and $2.0 million in the first quarter of 2014. Selling and marketing expenses were $0.6 million for the first quarter, as compared to $0.6 million in the fourth quarter of 2014 and $0.4 million in the first quarter of 2014. Impairment on intangible assets was nil in the first quarter, as compared to $0.5 million in the fourth quarter of 2014 and nil in the first quarter of 2014.

Operating loss for the first quarter of 2015 was $7.0 million, as compared to the operating loss of $13.3 million in fourth quarter of 2014 and the operating loss of $6.1 million in the first quarter of 2014.

Interest income for the first quarter of 2015 was $1.6 million, down from $1.7 million in the fourth quarter of 2014 and $3.1 million in the first quarter of 2014. The year-over-year decrease was due to lower cash and interest bearing securities following the Dutch auction tender offer in September 2014.

Net loss attributable to Actions Semiconductor's shareholders for the first quarter of 2015 was $5.0 million or $0.085 per basic and diluted American Depositary Share ("ADS"). This compares to net loss attributable to Actions Semiconductor's shareholders of $12.2 million or $0.206 per basic and diluted ADS, for the fourth quarter of 2014, and net loss attributable to Actions Semiconductor’s shareholders of $5.5 million or $0.080 per basic and diluted ADS, for the first quarter of 2014.

“Revenue in the first quarter came in at the mid-range of our expectations. Overall demand was slow, primarily due to the Chinese New Year holiday, which causes a slowdown in production by consumer electronics manufacturers in China, and softer demand for tablets, which currently account for the largest proportion of our application processor shipments, as the worldwide tablet market experienced a year-over-year decline in shipments for the second consecutive quarter. Our multimedia business exceeded expectations, thanks to strong demand for our Bluetooth 4.0 solutions for speakers and boomboxes and an abatement in the supply shortage from our wafer foundry,” stated Dr. Zhenyu Zhou, CEO of Actions Semiconductor.

“We entered 2015 armed with a portfolio of leading edge new products that address a wide range of new and profitable markets. We expect our new single chip Bluetooth 4.0 solution for boomboxes, speakers, headphones and related products to be the driving force in our multimedia business. We have two new chipsets based on 28nm process technology targeting branded tablets, OTT set-top boxes and other cloud connected devices. We began shipping our 28nm based 32-bit quad-core solution to the tablet and OTT set-top box markets in the first quarter and expect a significant volume increase in the second quarter and beyond. Our high performance 64-bit SoC is attracting strong customer interest and design wins and is expected to make meaningful contributions to revenue and gross profit in the second half of 2015. We are also supporting the open source intelligent hardware community for Android and Linux with the launch of 32-bit and 64-bit open-source SoCs S500 and S900 and reference design platforms, which we believe will drive development of differentiated new products for various cloud connected devices. We believe these new products will support revenue growth of 20% to 25% and good margin improvement in 2015,” Dr. Zhou concluded.

Financial Condition

The Company ended the first quarter of 2015 with $162.4 million in cash and cash equivalents, together with time deposits, trading securities and marketable securities. Total current assets were approximately $188.5 million, and the Company had working capital of approximately $127.2 million and $45.0 million in short-term bank loans as of March 31, 2015.

Since the share repurchase program commenced in 2007, the Company has invested approximately $80.0 million in repurchasing its ADSs and ordinary shares, including $25.0 million representing the equivalent of 10.0 million ADSs repurchased through a Dutch auction tender offer in September 2014. As of March 31, 2015, the equivalent of approximately 34.3 million ADSs were repurchased. As of March 31, 2015, total number of outstanding ordinary shares (including ordinary shares represented by ADSs) was 351,667,139.

Business Outlook

The following statements are based upon management's current expectations. These statements are forward-looking, and actual results may differ materially. The Company undertakes no obligation to update these statements.

Based on current market trends, the Company expects revenue in the second quarter of 2015 to be in the range of $13.0 to $14.0 million. The Company expects shipments of its newly launched products to ramp quickly in the upcoming quarter and accelerate in the second half of 2015.

Conference Call Details

Actions Semiconductor's management will conduct an earnings conference call offering prepared remarks on the first quarter of fiscal year 2015, new products, business outlook and other matters. While the Company continues to welcome written questions and comments from its shareholders, the management will not be conducting a question and answer session during the call.

The teleconference and webcast is scheduled to begin at 8:00 a.m. Eastern Time, on Tuesday, May 12, 2015. To participate in the live call, analysts and investors should dial 1-888-468-2440 (within U.S.) or 1-719-325-2494 (outside U.S.) at least ten minutes prior to the call. The conference ID number is 7788731. Actions Semiconductor will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the Company's website at www.actions-semi.com. An audio replay of the call will be available to investors through May 23, 2015 by dialing 1-888-203-1112 (within U.S.) or 1-719-457-0820 (outside U.S.) and entering access code 7788731.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The Company is headquartered in Zhuhai, China, with offices in Shanghai, Shenzhen, Hong Kong and Taipei. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements concerning the outlook for its new products enabled by 28nm process technology and 64-bit CPU for tablets and high-end OTT set-top boxes, 32-bit and 64-bit open-source SoCs and reference design platforms, and new single chip SoC for Bluetooth boomboxes, customer acceptance of the Actions Semiconductor’s new products and corresponding increases in market share, Actions Semiconductor's belief that it is positioned to capture some upside from its new products and Actions Semiconductor's future expectations with respect to revenue and gross margin. Actions Semiconductor uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are estimates reflecting current assumptions, expectations and projections about future events and involve significant risks, both known and unknown, uncertainties and other factors that may cause Actions Semiconductor's actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Other unknown or unpredictable factors also could have material adverse effects on Actions Semiconductor's future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, Actions Semiconductor undertakes no obligation and does not intend to update or revise any forward-looking statement to reflect subsequent events or changed assumptions or circumstances.

Investor Contacts:
Elaine Ketchmere, CFA	Ally Xie, CA, CPA
Compass Investor Relations	Actions Semiconductor
eketchmere@compass-ir.com	investor.relations@actions-semi.com
+1-310-528-3031	+86-756-3392353*1018

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED CONDENSED BALANCE SHEETS
(in thousands of U.S. dollars)

	At March 31,	At December 31,	At March 31,
	2015	2014	2014
	(unaudited)	(audited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	61,855	78,177	40,596
Time deposit	5,632	5	322
Restricted deposits	51,786	51,590	37,823
Marketable securities	43,035	38,384	124,509
Trading securities	72	70	73
Accounts receivable, net of allowance for doubtful accounts of $68, $558 and $23 as of March 31, 2015, December 31, 2014 and March 31, 2014, respectively	2,833	2,832	6,784
Amount due from a related party	555	1,650	725
Notes receivable	-	161	-
Amount due from an equity method investee	48	41	42
Inventories, net of inventory written-down of $6,942, $7,718 and $1,965 as of March 31, 2015, December 31, 2014 and March 31, 2014, respectively	14,978	13,970	25,308
Prepaid expenses and other current assets	5,689	4,511	3,466
Income tax recoverable	345	186	46
Deferred tax assets	1,644	1,179	578
Total current assets	188,472	192,756	240,272

Investments in equity method investees	27,323	27,352	17,779
Other investments	15,627	15,627	15,627
Marketable securities	-	-	16,099
Rental deposits	65	54	70
Property, plant and equipment, net	29,929	30,327	31,142
Land use right	1,505	1,514	1,542
Acquired intangible assets, net	15,345	16,459	10,862
Deposit paid for acquisition of intangible assets	547	538	380
Deferred tax assets	49	53	93
TOTAL ASSETS	278,862	284,680	333,866

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	6,633	5,790	9,992
Amount due to a related party	162	259	-
Accrued expenses and other current liabilities	7,148	8,349	5,024
Short-term bank loans	45,000	45,000	40,500
Other liabilities	1,929	1,929	1,331
Income tax payable	49	49	49
Deferred tax liabilities	314	160	417
Total current liabilities	61,235	61,536	57,313

Other liabilities	-	-	370
Payable for acquisition of intangible assets	155	155	-
Deferred tax liabilities	883	919	3,493
Total liabilities	62,273	62,610	61,176

Equity:
Ordinary shares	1	1	1
Additional paid-in capital	63,051	63,046	63,007
Treasury Stock	(70,964)	(70,479)	(44,423)
Accumulated other comprehensive income	36,933	36,937	36,672
Retained earnings	187,601	192,598	217,464
Total Actions Semiconductor Co., Ltd. shareholders' equity	216,622	222,103	272,721
Non-controlling interest	(33)	(33)	(31)
Total equity	216,589	222,070	272,690
TOTAL LIABILITIES AND EQUITY	278,862	284,680	333,866

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
(in thousands of U.S. dollars, except number of shares and per share amounts)

	Three months ended	Three months ended	Three months ended
	March 31,	December 31,	March 31,
	2015	2014	2014
	(unaudited)	(unaudited)	(unaudited)

Revenues:
System-on-a-chip products	10,447	13,826	11,285
Semiconductor product testing services	30	36	27
	10,477	13,862	11,312
Cost of revenues:
System-on-a-chip products	(8,006)	(16,505)	(8,678)
Semiconductor product testing services	(11)	(18)	(18)
	(8,017)	(16,523)	(8,696)
Gross profit (loss)	2,460	(2,661)	2,616
Other operating income	60	231	479
Operating expenses:
Research and development	(6,845)	(7,066)	(6,776)
General and administrative	(2,049)	(2,661)	(2,037)
Selling and marketing	(594)	(601)	(384)
Impairment on intangible assets	-	(535)	-
Total operating expenses	(9,488)	(10,863)	(9,197)
Loss from operations	(6,968)	(13,293)	(6,102)
Other income (expense)	16	(1,085)	(2,504)
Interest income	1,646	1,699	3,080
Interest expense	(163)	(147)	(137)
Loss before income taxes, equity in net (loss) income of equity method investees and non-controlling interest	(5,469)	(12,826)	(5,663)
Income tax credit	499	337	165
Equity in net (loss) income of equity method investees	(27)	332	3
Net loss	(4,997)	(12,157)	(5,495)
Less: Net loss attributable to non-controlling interest	-	1	-
Net loss attributable to Actions Semiconductor Co., Ltd. Shareholders	(4,997)	(12,156)	(5,495)

Net loss attributable to Actions Semiconductor Co., Ltd. Shareholders
Basic (per share)	(0.014)	(0.034)	(0.013)
Diluted (per share)	(0.014)	(0.034)	(0.013)

Basic (per ADS)	(0.085)	(0.206)	(0.080)
Diluted (per ADS)	(0.085)	(0.206)	(0.080)

Weighted-average shares used in computation:
Basic	352,379,927	353,508,683	411,501,170
Diluted	352,379,927	353,508,683	411,501,170

Weighted-average ADS used in computation :
Basic	58,729,988	58,918,114	68,583,528
Diluted	58,729,988	58,918,114	68,583,528

Note: Share-based compensation recorded in each
expense classification above is as follows:
Research and development	5	-	4
General and administrative	-	-	2
Selling and marketing		1	-
Cost of revenues	-	28	-

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three months ended	Three months ended	Three months ended
	March 31,	December 31,	March 31,
	2015	2014	2014
	(unaudited)	(unaudited)	(unaudited)
Operating activities:
Net loss	(4,997)	(12,157)	(5,495)
Adjustments to reconcile net loss to net cash provided by
Operating activities:
Depreciation of property, plant and equipment	475	487	503
Allowance for doubtful accounts receivable	490	179	-
Amortization of land use right	9	9	9
Amortization of acquired intangible assets	1,228	1,138	1,138
(Reversal of) write down of inventories	(776)	3,971	-
Loss (gain) on disposal of property, plant and equipment	-	2	(3)
Loss on disposal of intangible assets	-	5	-
Share of net loss (gain) of equity method investees	27	(332)	(3)
Share-based compensation	5	29	6
Deferred taxes	(343)	(299)	(179)
Impairment loss recognised in respect of intangible assets	-	535	-
Changes in operating assets and liabilities:
Accounts receivable	(491)	1,487	(1,046)
Amount due from a related party	1,095	(618)	576
Inventories	(232)	4,602	(5,468)
Amount due from an equity method investee	(7)	5	(4)
Prepaid expenses and other current assets	(1,178)	(1,120)	415
Accounts payable	833	901	4,058
Accrued expenses and other current liabilities	(1,214)	935	(1,232)
Amount due to a related party	(97)	-	-
Income tax recoverable	(159)	(34)	19
Income tax payable	-	1	-
Rental deposit paid	(11)	-	(11)
Notes Receivable	161	(161)	-
Net cash used in operating activities	(5,182)	(435)	(6,717)

Investing activities:
Proceeds from redemption of marketable securities	-	6,019	41,432
Purchase of marketable securities	(4,649)	(906)	(39,284)
Proceeds from disposal of property, plant and equipment	-	-	18
Purchase of property, plant and equipment	(76)	(66)	(483)
Purchase of intangible assets	(111)	(2,606)	(20)
Increase in restricted deposits	(195)	(13,089)	(11,021)
(Increase) decrease in time deposits	(5,627)	156	-
Deposit paid for acquisition of intangible assets	-	(108)	(240)
Proceeds from disposal of intangible assets	-	-	24
Net cash used in investing activities	(10,658)	(10,600)	(9,574)

Financing activities:
Proceeds from exercise of share option	147	132	757
Repurchase of ordinary shares	(632)	(441)	(1,061)
Raise of short-term bank loans	-	21,500	10,000
Repayment of short-term bank loans	-	(10,000)	(5,000)
Net cash (used in) provided by financing activities	(485)	11,191	4,696

Net (decrease) increase in cash and cash equivalents	(16,325)	156	(11,595)

Cash and cash equivalents at the beginning of the period	78,177	78,520	53,263

Effect of exchange rate changes on cash	3	(499)	(1,072)
Cash and cash equivalents at the end of the period	61,855	78,177	40,596